SEGALL BRYANT & HAMILL TRUST

FILED VIA EDGAR

March 28, 2023

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Segall Bryant & Hamill Trust
File Nos. 333-240059; 811-03373

Ladies and Gentlemen:

On behalf of Segall Bryant & Hamill Trust (the “Registrant”), attached for filing under the Securities Act of 1933 and the Investment Company Act of 1940 is Post-Effective Amendment No. 130 under the Securities Act of 1933 and Amendment No. 131 under the Investment Company Act of 1940 (the “Amendment”) to Registrant’s registration statement on Form N-1A.

The Amendment is being filed to add a new series to the Trust.

Please direct any comments or questions to the undersigned at 513-869-4262.

Very truly yours,

Maggie Bull

Secretary